Exhibit 77D- Policies with respect to security investments - For period Ended 11-30-2013

A.	 Effective September 30, 3013, the principal investment
strategy for PNC Balanced Allocation Fund was updated to clarify that (1) the Fund invests in exchange-traded funds
("ETFs") and (2) fixed income securities were included in the type of foreign securities in which the Fund may invest.

In addition, the following language was added to the investment strategy disclosure for the Fund:

"The Fund may invest in other investment companies, such as, for example, open-end or closed-end investment companies, ETFs and domestic or foreign private investment vehicles, including investment companies sponsored or managed by the Adviser and its affiliates."

B.	Effective September 30, 2013, the principal investment
strategy for PNC International Equity Fund was updated to clarify that the number of countries throughout the world in which the Fund may invest may typically be three or more countries.

In addition, the following disclosure was added to the principal investment strategy for the Fund:

"The International Core Component focuses on companies that GEAM believes are not fairly valued and whose price-to-cash earnings ratios are low relative to calculated long-term growth rates." (Please note, that effective October 31, 2013, GE Asset Management, Inc. ("GEAM") no longer serves as sub-adviser to the Fund.

C.	Effective September 30, 2013 the last paragraph of the
principal investment strategy for PNC Large Cap Core Fund
(formerly, PNC Large Cap Core Equity Fund) which read as follows:

"The Adviser utilizes a systematic, disciplined investment process when selecting individual securities. The Adviser focuses on a combination of fundamental, quantitative and technical factors to help identify appropriate investments for the Fund. The Adviser utilizes a disciplined sell process and may choose to sell a holding, for example, when it does not satisfy specific quantitative criteria, if analysts project earnings below consensus or to take advantage of a better investment opportunity."

was deleted in its entirety and replaced with the following:

"The Adviser employs a disciplined, rules-based, linear process focused on identifying companies that can produce earnings in excess of market expectations. It begins with a multi-factor model based on stability of earnings, growth factors and value factors. Fundamental analysis then focuses on deriving proprietary earnings estimates, constructing a list of key merits and risks, and calculating high and low price targets which are used to determine reward/risk ratios. Candidate stocks with the ability to exceed consensus earnings estimates that also exhibit greater upside price potential than downside price risk are considered for further review. The stocks are then subject to extensive risk analysis within the context of the overall portfolio. Ongoing monitoring and a strict sell discipline are important aspects of the overall investment process. The Adviser utilizes a disciplined sell process and may choose to sell a holding, for example, when it does not satisfy specific quantitative criteria, if the Adviser's analysts project earnings below consensus estimates, if a security exceeds the Adviser's reasonable price target, or to take advantage of a better investment opportunity."

D.	 Effective September 30, 2013,the principal investment
strategy for PNC Large Cap Growth Fund was revised to delete the following sentence in its entirety:

"PNC Capital Advisors, LLC (the "Adviser") employs a philosophy combining disciplined portfolio construction with flexible security selection."

   and replace it with the following disclosure with respect to the investment process for the Fund

"In buying and selling securities for the Fund, PNC Capital Advisors, LLC (the "Adviser") uses a growth-oriented approach. The Adviser employs a disciplined, rules-based, linear process focused on identifying companies that can produce earnings in excess of market expectations. It begins with a multi-factor model based on stability of earnings, growth factors and value factors. Fundamental analysis then focuses on deriving proprietary earnings estimates, constructing a list of key merits and risks, and calculating high and low price targets which are used to determine reward/risk ratios. Candidate stocks with the ability to exceed consensus earnings estimates that also exhibit greater upside price potential than downside price risk are considered for further review. The stocks are then subject to extensive risk analysis within the context of the overall portfolio. Ongoing monitoring and a strict sell discipline are important aspects of the overall investment process. The Adviser utilizes a disciplined sell process and may choose to sell a holding, for example, when it does not satisfy specific quantitative criteria, if the Adviser's analysts project earnings below consensus estimates, if a security exceeds the Adviser's reasonable price target, or to take advantage of a better investment opportunity.

E.	Effective June 28, 2013, the first paragraph of the
principal investment strategy for the PNC Mid Cap Fund
(formerly, "PNC Mid Cap Value Fund), which read as follows:

"The Fund primarily invests in a diversified portfolio of value-oriented domestic equity securities of mid cap companies. The Fund defines a mid cap company as one whose market capitalization at the time of purchase falls approximately between $750 million and $20 billion. PNC Capital Advisors, LLC (the "Adviser") generally seeks to invest in companies trading at a discount to intrinsic value with a margin of safety, utilizing a discounted cash flow methodology. Key drivers include revenue growth, profit margin and asset turnover trends. The Adviser generally seeks to sell a security when its market value equals or exceeds what the Adviser believes is its intrinsic value. The Fund may also invest in foreign stocks in keeping with the Fund's objective."

      was deleted in its entirety and replaced with the following:

"The Fund primarily invests in a diversified portfolio of mid cap companies. The Fund defines mid cap companies as one whose market capitalization at the time of purchase falls between $750 million and $20 billion. PNC Capital Advisors, LLC's (the "Adviser") investment process is to invest in securities of companies based on the Adviser's analysis of the company's cash flow. The Adviser's investment process focuses, specifically, on Cash Flow Return on Investment ("CFROI(r)")(1). CFROI(r) is calculated in percentage terms by dividing gross cash flow by gross cash investment. CFROI(r) is an inflation-adjusted measure of corporate performance that attempts to reduce accounting distortions and allow for more accurate comparisons between companies, different market caps, sectors and industries. The Adviser first screens companies that are improving their CFROI(r) measure, and then screens companies based on cash flow valuation metrics to determine if the stock is attractively priced.

In addition, as part of its screening process, the Adviser looks for companies whose management understands how to create value for shareholders, through their ability to deploy capital and that are market leaders with respect to the product or service they provide, and are a part of a strong growing industry. The Adviser will generally sell a security when cash flow return on investment flattens or declines and when market price equals or exceeds the Adviser's cash flow value "target". However, none of the sell characteristics are automatic. The Fund may also invest in foreign stocks in keeping with the Fund's objective.

(1)	CFROI is a registered trademark of CSFB Holt."

Also, effective September 30, 2013, the principal investment strategy for PNC Mid Cap Fund was further revised, as the first sentence of the disclosure in the first paragraph was deleted and replaced in its entirety with the following:

"The Fund primarily invests in stocks of U.S. mid cap companies.
Stocks include, for example, common stocks, preferred stocks, and American Depositary Receipts."